EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

NOTICE OF 2019 ANNUAL
GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to our 2019 Annual General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) on Monday, July 22, 2019 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	to elect and re-elect (7) seven directors, each for a term expiring at our 2020 Annual General Meeting of Shareholders;

(2)	to re-elect (1) one external director, for a three-year term commencing on August 31, 2019 and expiring on August 30, 2022;

(3)	to approve our updated compensation policy for an additional period of three years; and

(4)	to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our Board of Directors, to determine their compensation, based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on June 12, 2019 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of the election of an external director in proposal 2 and the approval of proposal 3 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (with respect to proposal 2, unless such personal interest is not related to such persons’ relationship with the controlling shareholder), or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is June 24, 2019.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972-9-8921111) until the date of the Meeting.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

June 17, 2019

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the 2019 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on July 22, 2019 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2019 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about June 17, 2019.

Purpose of the 2019 Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to elect and re-elect seven directors, each for a one-year term expiring at our 2020 Annual General Meeting of Shareholders; (2) to re-elect one external director, for a three - year term commencing on August 31, 2019 and expiring on August 30, 2022; (3) to approve our updated compensation policy for an additional period of three years;; and (4) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of directors and all the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on June 12, 2019, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of June 12, 2019, the record date for determination of shareholders entitled to vote at the Meeting, there were 38,067,024 outstanding Ordinary Shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel, at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by filing with us a written notice of revocation, or duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting, a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice will serve as notice of such reconvened meeting, if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For the election of directors in Proposal 1 and for Proposal 4, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required for approval.

In addition, the approval of Proposal 2 and Proposal 3 require that the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (with respect to proposal 2, unless such personal interest is not related to such persons’ relationship with the controlling shareholder), or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors or officers. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through either of the following means:

●	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html

●	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2018, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of June 12, 2019 regarding the beneficial ownership by (i) all shareholders known to us, to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
DBSI Investments Ltd.	9,547,088	25.10%
Yelin Lapidot Holdings Management Ltd.	3,113,873	8.32%
Psagot Investment House Ltd.	2,424,883	6.40%
All directors and executive officers as a group (12 persons)	324,063	*

*	Less than 3%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 38,067,024 Ordinary Shares issued and outstanding as of June 12, 2019.

1. ELECTION OF SEVEN (7) DIRECTORS

(Item 1 on the Proxy Card)

The terms of office of seven of our directors, Mr. Yossi Ben Shalom, Mr. Nir Cohen, Mrs. Kineret Ya’ari, Mr. Israel Livnat, Mr. Alon Dumanis, Mr. Guy Zur and Mr. Haim Regev expire as of the Meeting, and they will be standing for re-election to serve as directors for one-year terms to hold office until our 2020 Annual General Meeting of Shareholders.

Pursuant to our articles of association, our Board of Directors may consist of no less than four (4) and no more than twelve (12) members. In addition to the seven directors standing for re-election at this Meeting, we have two additional directors that are “external directors” as defined and required by the Israeli Companies Law. All the members of our Board of Directors, except for the external directors, may be re-elected upon completion of their term of office.

In general, under Nasdaq Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of Nasdaq Stock Market Rules. We do not comply with the Nasdaq requirement to maintain a majority of independent directors, as defined under the Nasdaq Stock Market Rules. Instead, we follow Israeli law and practice which require that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

We also do not follow the Nasdaq requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders. Our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he/she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he/she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him/her from serving as a director; and (iv) he/she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Accordingly, our Board of Directors recommends a vote “FOR” the election of each of Messrs. Yossi Ben Shalom, Nir Cohen, Israel Livnat, Alon Dumanis, Guy Zur, Haim Regev and Mrs. Kineret Ya’ari. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Messrs. Yossi Ben Shalom, Nir Cohen, Guy Zur, Alon Dumanis and Israel Livnat and Mrs. Kineret Ya’ari were elected to serve as directors by our shareholders on our 2018 Annual Shareholders Meeting that took place on June 7, 2018. Mr. Haim Regev was appointed on May 21, 2019 by our Board of Directors to serve as director until this Meeting. All of the nominees are standing for re-election for a one-year term until our 2020 annual general meeting.

Set forth below is information about the nominees, including their age, principal occupation, recent business history and other directorships held.

Yossi Ben-Shalom was appointed as a director of RADA effective as of May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. As such, he currently serves as the Chairman of Pointer Telocation Ltd. (NASDAQ: PNTR) and Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Nir Cohen has served as a director of RADA since May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several public companies: Taldor Computer Systems (1986) Ltd. (TASE: TALD); Pointer Telocation Ltd. (NASDAQ: PNTR); and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Prof. Alon Dumanis has served as a director of RADA since 2015. Until December 31, 2015, Prof. Dumanis was the Chief Executive Officer of Dumanis Investments Ltd and its affiliates. He is currently chairman of Aposense (TASE-APOS), Managing Partner of Augmentum Ltd., CEO of ACS Air-Cyber Solutions Ltd. and advisory board member of Parazero Ltd. Prof. Dumanis was for 15 years (until 2015) the Chief Executive Officer of Docor International Management Ltd. and the General Manager of Crecor B.V. and Docor International B.V., Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. He was the chairman of Van Leer Xenia and Van Leer Ventures (Jerusalem Technology Incubator), XSight Systems, Softlib, DNR Imaging, Clariton Networks, Bondx, and a member of the board directors of Spectronix (TASE-SPCT), Collplant (TASE-CLPT), and a member of the board of directors of other high-tech and bio tech companies in Docor’s investment portfolio. Prof. Dumanis is a former member of the board of directors of El Al Israel Airlines (TASE-LY), Tadiran Communications (TASE-TDCM), Nova Measuring Instruments (NASDAQ-NVMI), Protalix Biotherapeutics (NYSE-PLX) and Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Prof. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Prof. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA. Prof. Dumanis is currently a faculty member in Azrieli Jerusalem College of Engineering Jerusalem and serves as the head of the Technological Entrepreneurship graduates’ program. He has managed multi-billion-dollars R&D programs, engineering, security, information technology, logistics and Acquisition, Air-Force infrastructure programs and other projects. He was a member of various notable steering committees for the Minister of Defense and the Israel Defense Forces, Chief of General Staff, for national level strategy, technological road mapping and information technology. Prof. Dumanis has received prizes, honors and awards including the Purdue University “Outstanding Aerospace Engineer of 2001 Award”. He is a chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of domains including technology and management. Prof. Dumanis also holds a Doctorate of Philosophy degree in Aerospace Engineering from Purdue University.

Israel Livnat has served as a director of RADA since May 18, 2016. Mr. Livnat was the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security, cyber-security safety and other business continuity applications. Mr. Livnat serves as a director on the board of Mobilicom Ltd., a provider of advanced communication solutions. He serves also as Director at Urban Aeronautics Leader in developing a compact VTOL vehicle with no exposed rotors that is tailored to meet FAA requirements for powered lift vehicles and is also capable of flying and operating inside complex urban and natural environment. Mr. Livnat was the President of the Security Group at Nice Systems Ltd. from May 2006 until August 2011. Prior to joining NICE and from 2001, he served as the President and CEO of Elta Systems Ltd., the leading defense company in Israel for radar, signal intelligence and communication systems. Prior to his position with Elta, Mr. Livnat headed the MLM division of Israeli Aircraft Industries, leading the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Before that he was VP Engineering of the MLM division and director for hardware engineering at Daisy Systems of Mountain View, California, a leading developer of hardware and software for large computer-embedded systems. Mr. Livnat holds a B.Sc. degree and a M.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, and an Executive MBA degree from Stanford University, California. He was awarded the prestigious Israeli Industry Prize for 2004.

Kineret Ya’ari has served as a director of RADA since May 18, 2016. Mrs. Ya’ari serves as an analyst and economist at DBSI Investments Ltd. Mrs. Ya’ari also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Ya’ari served as a senior business analyst at Giza-Singer-Even, a financial advisory and investment banking firm in Israel. Mrs. Ya’ari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Guy Zur has served as a director of RADA since March 27, 2017. Mr. Zur joined the IDF in 1980 and served in the military until 2016 in a variety of positions retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division. Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of some Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an M.B.A. degree from Be’er Sheva University, a Bc.S. degree in Mechanical Engineering from Tel Aviv University, and is an alumnus of the Royal College of Defense Studies, London.

Haim Regev has served as a director since May 21, 2019. Mr. Regev serves as a board member at the Israeli Ministry of Foreign Affairs since August 2016 and as the director for the Middle East and Peace Process Division. From 2013 to 2016, Mr. Regev was Director of Coordination Department at the Ministry of Foreign Affairs. From 2008 to 2013, Mr. Regev directed the Department for International Cooperation at the Israeli Missile Defense Organization (IMDO) at the rank of Lieutenant Colonel. Mr. Regev served as Counselor for Congressional Affairs in Washington D.C between 2004 to 2008. Mr. Regev has a B.A. in Political Science and Middle Eastern Studies and an M.A. in Business Management with honors, both from Tel Aviv University.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each of the nominees to serve as our directors until our 2020 Annual General Meeting of Shareholders.

Our External Directors

External directors serve three-year terms.

Elan Sigal has served as an external director of RADA since August 2013. From January 2013 to August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University. At this Meeting, shareholders will be asked to re-elect Mr. Sigal External Director (see Proposal 2).

Tal Misch-Vered has served as an external director of RADA since October 2018 Ms. Misch-Vered has served as an external director of Telsys Ltd., an Israeli company whose shares are traded on the TASE (since 2016), A.D.O. group, an Israeli company whose shares are traded on the TASE (since 2018), the company for the Management of the Provident Fund of Ovdei Hamedina (since 2016), a government fund, Mardechai Aviv Building Industries (1973) Ltd., an Israeli public company whose shares are traded on the TASE (since 2016), Medi Power (Overseas) Ltd., a Cypriot company whose shares are traded on the TASE (since 2015), and Opal Balance Ltd., an Israeli company whose shares are traded on the TASE (since 2012). In addition, Ms. Misch-Vered served as a director of Roots Sustainable Agricultural Technologies Ltd. an Israeli company whose shares are traded in Australia (since 2017-2018), Semicom Industries Ltd. an Israeli public company (from 2013 to 2014), Arazim Investments Ltd. an Israeli public company (from 2011 to 2014), Ligad Investment and Building Ltd., an Israeli public company (from 2012 to2013), Karden Automobiles Ltd., an Israeli public company (from 2004 to2005) and Keshet Broadcast Ltd., an Israeli private company (from 2003 to 2004). Between 2006 and 2011, Ms. Misch-Vered served as the co-CEO of Gmul Residential Real Estate Ltd, an Israeli public company. Prior to that from 2004 to 2007, Ms. Misch-Vered served as the CFO of Gmul Investment Ltd. an Israeli public company. Prior to that, Ms. Misch-Vered served in various managerial and professional positions, including as a certified public accountant in Broyde KPMG & Co. Ms. Misch-Vered is a CPA and a member of the Israeli Accountants Council as well as a licensed real estate appraiser. Ms. Misch-Vered has a B.A. degree in Economics and Accounting and an M.A. degree in Philosophy, Science and Digital Culture from Tel Aviv University.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine-year period will not be deemed to interrupt the nine-year period). However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary, in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of such public company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The audit committee is required to establish and monitor whistleblower procedures. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the Nasdaq Stock Market Rules require listed companies to establish an audit committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee is currently composed of Ms. Tal Misch-Vered and Mr. Elan Sigal, our external directors under Israeli law, and Dr. Alon Dumanis, an independent director. The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Sigal qualifies as an audit committee financial expert, as defined by rules of the SEC as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Laws.

2. RE-ELECTION OF ONE (1) EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Israeli Companies Law to appoint at least two external directors. In general, external directors serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain exceptions.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be re-elected to two (2) additional three-year terms. However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

Pursuant to the Israeli Companies Law, the nomination of an external director for an additional term can be made either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company. If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same majority required to appoint external directors for an initial term, as described below. If such re-election is proposed by shareholders, it requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

The term of office of one of our external directors, Mr. Elan Sigal, expires on August 30, 2019. At the Meeting, shareholders will be asked to re -elect Mr. Elan Sigal as an external director of our company, to serve for additional three-year term commencing on August 31, 2019. After reviewing the declaration of Mr. Sigal confirming his qualifications, our Board of Directors has determined that Mr. Sigal qualifies as an external director, within the meaning of the Israeli Companies Law.

For information about the nominee for external director, including principal occupation and business history see Item 1 above:

The Board of Directors recommends a vote FOR the election of Mr. Elan Sigal as an external director of the Company, for a term of three years commencing on August 31, 2019.

The election of the nominee for external director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons’ relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represents 2% or less of the voting rights in the company.

3. APPROVAL OF UPDATED COMPENSATION POLICY;

(Item 3 on the Proxy Card)

In accordance with the Israeli Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law. The Israeli Companies Law also defines the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders every three years. The current compensation policy of the company was approved in August 2016.

Our board of directors, based on the recommendation of our audit committee (in its capacity as compensation committee), has resolved to approve the updated compensation policy in accordance with the amendments to the Israeli Companies Law in the form attached as Exhibit A to this Proxy Statement.

The updated Compensation Policy is substantially similar to our existing Compensation Policy. The main amendments regarding the updated compensation policy are as follows: (1) removal of certain limits on the amount of the D&O insurance coverage; (2) adding a provision that allows the Board of Directors, upon the recommendation of the compensation committee to shorten the measurement period for the calculation of bonuses to terminated employees; and (3) adding ‘significant cost savings’ as a possible Personal Qualitative Goal.

For further information regarding all the amendments made to the Compensation Policy, please see Exhibit A to this Proxy Statement.

Our audit committee (in its capacity as compensation committee) and our board of directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our audit committee (in its capacity as compensation committee) and board of directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our board of directors believes that the proposed updated compensation policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

The foregoing description of provisions does not purport to be a complete summary of the amendments to our current Compensation Policy and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Exhibit A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, to approve the updated Compensation Policy of the Company in the form attached as Exhibit A to the Proxy Statement for the 2019 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. The Board of Directors may adopt the updated Compensation Policy even if it was not approved by the shareholders, provided that each of the compensation committee and the Board of Directors has reviewed the updated compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the company.

4. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 4 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2019 pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2018, we paid Kost Forer Gabbay & Kasierer approximately $93,273 for audit services and approximately $37,000 for non-audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants of the Company, to conduct the annual audit of its financial statements for the year ending December 31, 2019, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2018 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2018 as well as our annual report on Form 20-F for the year ended December 31, 2018 (filed with the SEC on April 1, 2019), may be viewed on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements, free of charge, upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

Dated: June 17, 2019

EXHIBIT A

RADA ELECTRONIC INDUSTRIES LTD.

(“RADA” OR THE “COMPANY”)

COMPENSATION POLICY OF OFFICE HOLDERS

~~August 31, 2016~~

2019

Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the “Companies Law”), a public company, such as RADA, is required to adopt a compensation policy setting forth the principles governing the terms of office and employment of the Office Holders of the company. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the “Policy”) will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, and to the extent possible, any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations also the adjustment of the terms of employment to the Policy, taking into account the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company.

Under the NASDAQ Listing Rules, we as a company listed on NASDAQ, may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies.

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives (the CEO, Senior VPs, and all other managers directly subordinated to the CEO in Israel shall be referred to herein as the “Senior Executives”) as indicators of our overall compensation philosophy:

Compensation should be related to performance. We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

Compensation should serve to encourage Senior Executives to remain with the Company. The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

Compensation should be reasonable for our business, our financial results, our locations and our long-term, multi-year approach to achieving sustainable growth. We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk. We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the “Compensation Considerations”): (i) the education~~.~~, professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive’s position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the company, the global scope of its business, the complexity of the Company’s business and the fact that the Company’s shares are traded in a public Stock Exchange; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value); and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

A-2

As of ~~June 30~~December 31, ~~2016~~2018, the ratio between the average Salary of all Senior Executives and the median and average Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) is between 1:3 to 1:4 ~~and 1:3.5, respectively~~.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive’s functioning, performance, the Company’s business and financial status, the Company’s budget and other applicable market conditions. A change of up to 10% in the total compensation of any Executive Officer (other than the CEO) shall be deemed immaterial and shall require the approval of the Compensation Committee only.

A change of up to 10% in the total compensation of any Senior Officer shall not be deemed a material change.

Notwithstanding the above, a change in employment conditions of the Senior Officers that are subordinated to the CEO, shall require only the CEO’s approval if; (i) such change is not a material change, and (ii) such change is within the limits set forth herein~~,~~ .

A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives may consist of any one or more of the following elements: (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) other executive benefits and to the extent the Company duly adopts a share Incentive Plan, (iv) long - term equity-based (options or shares) compensation.

In addition the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, resolve to pay or change the amount of the cash bonus (increase or decrease), which resolution may need not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company’s performance as well as other events that affected the Company’s financial and operational performance (such as the effect of exchange rate). However, such payment or changes to the cash bonus shall be immaterial (up to 3 monthly base salaries).

A-3

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations. The annual base cash compensation (“base salary”) shall be at levels which will range from 50% to 100% of the Senior Executive’s potential total compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised. Any other increase of the base salary shall be subject to the annual review process described herein.

Annual Performance-Based Incentive Cash Compensation

The Company’s annual performance-based incentive cash compensation (“Bonus”) program is designed to tie executive compensation to the company’s performance and to encourage Senior Executive’s to remain with the Company. The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds.

The financial criteria shall include at least two of the following criteria: EBITDA, Revenues, Gross Profit. Profit before Tax, Net Profit and Net Profit per Share. The criteria for measurement of personal criteria shall be determined individually by the Compensation Committee upon the recommendation of the CEO (with respect to all Senior Executives other than the CEO and the Chairman of the Board with respect to the CEO), and approved by the Board. A non-exhaustive list of personal criteria is attached as Exhibit I hereto.

The calculation of financial component of the Bonus shall be made once a year and shall be based on the Consolidated Audited Financial Statements of the Company (the “FS”) for the applicable year.

It is hereby clarified that the Board may in its sole discretion may reduce any annual Bonus payment by up to 30% even if the specific Senior Officer has met his/her applicable financial and/or personal criteria.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the “Restated Bonus”). The balance between the original Bonus and the Restated Bonus, if any (the “Balance”) will be repaid to the Company pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee. If as a result of such restatement the restated Bonus will be greater than the original Bonus that was paid to the Executive Officer, than the Company shall promptly pay to the Executive Officer all amounts due and payable pursuant to such restatement.

A-4

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment or (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this Policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full at the same time that the Company makes salary payments to the majority of its employees immediately following the approval by the Board of the FS of such applicable year. However, upon the recommendation of the Compensation Committee, the Board may resolve to shorten the measurement period and in such event the calculation of the Bonus shall be prorated accordingly.

Non- recurrent events shall not be taken into account for the purposes of calculation of the financial criteria,

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The CEO shall be entitled to Bonus that will be determined by the Compensation Committee and approved by the Board of Directors, provided that the ratio between the financial criteria shall account for at least 70% ~~off~~of the Bonus. The Compensation Committee shall allocate appropriate weight (%) to each financial component, and if applicable, to each personal component. The Bonus will be paid (in full or in part) only if the Company’s, or the CEO, (as applicable) meets at least 80% of the target for the applicable component as set forth in the Company’s budget approved by the Board for each year. The maximum annual Bonus payable to the CEO shall not exceed 8 base salaries.

Notwithstanding the above a discretionary bonus of up to three (3) months’ base salary, per year, may be awarded to the CEO, solely at the discretion of the Board, ~~,~~ taking into account the CEO contribution.

Other Executive Officers: The Bonus that will be paid to other Executive Officers (that are not the Chairman or director or the CEO) shall be determined by the CEO and approved by the Compensation Committee. The maximum Bonus payable to such Executive Officers shall not exceed 6 base salaries.

A-5

Additional Executive Benefits

Each Senior Executive shall be entitled to receive from the Company an executive level car for work and personal use. The use of the car shall be subject to Company’s polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company’s internal policies) of its Senior Executives. The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone and a laptop computer. Any and all taxes and expenses which may be incurred in relation to such benefits ~~shall~~may be borne by the Company.

Each Executive Officer is entitled to receive paid vacation days for each 12 months of employment at least in accordance with the provisions of applicable law and not exceeding 26 working days. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA).

The Company and the Executive may open (at the Senior Executive’s elected approved fund management company) and maintain an Education Fund (“Keren Hishtalmut”) (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the “Excess Payment”). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers’ insurance, education fund, redemption of vacation days, etc.

A-6

Long-Term Equity Based Incentive Compensation

The long-term equity-based incentive compensation shall be at the levels which will range from 0%-~~30~~50% of the Senior Executive’s annual costs of the base salary (including social benefits).

The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest during such period and in such installment as shall be determined by the Board but, in any event not less than over three years period. The Option shall not vest during (i) an early notice period of termination of employment and (ii) use of vacation days in connection with termination of employment. The exercise price thereof shall be determined by the Board but in any event shall not be lower than the average closing price of the Company’s shares on NASDAQ for the last 30 trading days immediacy prior to the allotment date.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options may be proportionally reduced and adjusted in the event of payment of cash dividend and the exercise of the options may be made by cashless mechanism.

Compensation of Directors

Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any directors’ fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

In the event that the Chairman of the Board or any other director shall be engaged in executive position in the Company. Such Chairman or director shall be entitled to compensation in accordance with the provisions of this Compensation Policy that shall be approved in accordance with the provisions of applicable law.

Other directors will be entitled to receive Directors’ fees and expenses that will not exceed the maximum amount payable to Outside Directors of the Company pursuant to the Companies Law and the regulations promulgated pursuant thereto.

D&O Insurance; Indemnification; Exculpation

All Directors and officers will be covered by D&O liability insurance (“D&O Insurance”) in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include “run-off” provisions, covering the Directors’ and Senior Executives’ liability for a period of seven (7) years after the termination of their services as director.

A-7

Without derogating from the above, the Company may purchase D&O Insurance with respect to all of its directors and Senior Officers, as shall be in office from time to time, including directors and Senior Officers that are, or may be affiliated with, the controlling shareholder of the Company, provided that the ~~insurance coverage shall not exceed US$250,000 per event and per period, and provided that the~~ total aggregate claims will not exceed $15,000,000 (limit of liability) and provided further that the premium shall not exceed US$150,000.

In addition, and subject to the requirements of the Companies Law, the Company may (I) exculpate its Directors and Officers from their liability to the Company for breach of their duty of care and (ii) indemnify its Directors and Officers for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall be limited to such reasonable amounts as shall be determined by the Committee and the Board.

Retirement Bonus- Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives may be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up to a maximum of six (6) monthly base salaries in the aggregate.

Other Executive Officers: up to a maximum of four (4) monthly base salaries in the aggregate.

A-8

Exhibit I (to the Compensation Policy)

Personal Qualitative Goals

●	Implementation or completion of specified projects or processes;
●	Customer satisfaction;
●	Productivity;
●	The formation of joint ventures;
●	Research or development collaborations, or the Completion of other transactions;
●	Market share;
●	Completion of acquisitions of assets;
●	Acquisitions of businesses or companies;
●	Completion of divestitures and asset sale;
●	Greater geographic and product diversification;
●	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
●	Defending pending litigation matters and protecting the Company’s intellectual property;
●	Launching research and development initiatives;
●	Effectively representing the Company in various Legislative and regulatory matters;
●	Expansion of customer and strategic partner base;
●	Production performance including ~~buoy~~system-improvements, deployments, quality and safety;
●	Creation and advancement of technology;
●	Development and management of the employee base;
●	Maintenance of worldwide regulatory compliance;
●	Improving technical achievements;
●	Adherence to ethical standards;
●	New orders;
●	New customers;
●	Significant cost savings.

A-9